                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13D



                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.____)*

                         Swisher International, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 870811 30 4
- --------------------------------------------------------------------------------
                                (CUSIP NUMBER)

    Patrick L. Pullen, Esq., 5182 Old Dixie Highway, Forest Part GA 30050
                                 404-363-9924
- --------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                July 30, 1996
- --------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP No.    870811 30 4                       Page     1    of         Pages
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Joseph R. Lunsford
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]


  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          US Citizen
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY
    EACH                           275,000
  REPORTING            --------------------------------------------------------
   PERSON              (9)     SOLE DISPOSITIVE POWER
    WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                                   275,000
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   275,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    13.7%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

                                      IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP No.    870811 30 4                       Page     2    of         Pages
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Professional Carpet Systems, Inc.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]


  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Georgia, USA corporation
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY
    EACH                           254,203
  REPORTING            --------------------------------------------------------
   PERSON              (9)     SOLE DISPOSITIVE POWER
    WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                                   254,203
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   254,203
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    12.6%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

                                      CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER

         This report relates to the Common Stock issued by Swisher International, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 6849 Fairview Road, Charlotte, North Carolina 28210.

ITEM 2.  IDENTITY AND BACKGROUND

         This report is filed by Joseph R. Lunsford ("Lunsford") and Professional Carpet Systems, Inc., a Georgia corporation ("PCS") which is wholly-owned by Lunsford. The address of PCS and Lunsford (collectively, the "Reporting Persons") is 5182 Old Dixie Highway, Forest Park, Georgia 30050. Lunsford is president of Professional Carpet Systems, Inc., which is a franchisor of carpet care/rejuvenation services and is also president of Old Dixie Supply Company and Floorcoverings International, Ltd.

         During the last five (5) years, neither of the Reporting Persons have been (i) convicted in a criminal proceeding described in Item 2(d) of
         Schedule 13D or (ii) a party to any of the proceedings described in item 2(e) of Schedule 13D.

         Lunsford is a United States of America citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This report is filed with respect to 179,302 shares of Common Stock of the Issuer ("Shares") and an option to purchase an additional 75,000 Shares at $6.00 which were received by PCS as consideration for the sale to Issuer of certain wholly owned assets of PCS. An additional 20,698 Shares were received by Old Dixie Supply Company ("ODS") as consideration for the sale to Issuer of certain assets held by ODS which is also a Georgia corporation wholly owned by Lunsford.

ITEM 4.  PURPOSE OF TRANSACTION

         The Shares were acquired by PCS and ODS for investment purposes as consideration for certain assets thereof.

         PCS plans to sell 67,790 Shares of stock to meet certain financial obligations. It may exercise its option to purchase up to an additional 75,000 Shares. ODS plans to sell 7,210 Shares to meet certain financial obligations. The Reporting Persons have no plans or proposals relating to any of the transactions or events described in
         Item 4, paragraphs (b) through (j).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Lunsford may be deemed to beneficially own 200,000 Shares or 9.7% of the Issuer's issued and outstanding Common Stock. (Such amount includes the 179,203 Shares or 9.2% of the Issuer's issued and outstanding Common Stock owned of record by PCS and 20,698 Shares owned of record by ODS.) PCS is the owner of record and Lunsford may be deemed to be beneficial owner of 75,000 Shares issuable upon the exercise of the Option described above. Assuming PCS exercises its option on all 75,000 Shares, PCS would be the owner of record of 254,203 Shares representing 12.6% of the Issuer's outstanding Common Stock and Lunsford would be the beneficial owner of 275,000 Shares representing 13.7% of the Issuer's outstanding Common Stock.

         (b) The Reporting Persons may be deemed to share voting and dispositive control over 179,203 Shares which are owned of record by PCS. Lunsford may be deemed to share voting and dispositive control over an additional 20,698 Shares owned of record by ODS.

         (c) During the past sixty (60) days, neither Reporting Person has been involved in any transactions in Issuer's class of securities reported on.

         (d) No other person has the right to receive (or the power to direct the receipt of) dividends from, or the proceeds from the sale of, Shares owned of record or beneficially by the Reporting Persons.

         (e)     As of the date of the event which required the filing of this
                 Schedule 13D, PCS is the owner of record of an excess of five percent (5%) of the Issuer's outstanding Common Stock and Lunsford is the beneficial owner of record of an excess of five percent (5%) of the Issuer's outstanding Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         130,000 Shares of the 200,000 Shares beneficially owned by Lunsford are subject to a Registration Rights Agreement which is attached as
         Exhibit I.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         There are no exhibits to be filed which relate to the filing of joint acquisition statements as required by Rule 13d-I(f) (Section 240.I3d-I(f), nor are there written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3;
         (2) the acquisition of issuer control, liquidation, sale of assets, merger or change in business or corporate structure or any other matter as disclosed in Item 4. A complete copy of the Registration Rights Agreement referred to in Item 6. is attached as Exhibit I.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: 8/8/96                              /s/ Joseph R. Lunsford
     -----------------------------        ---------------------------------
                                          Joseph R. Lunsford

                                          PROFESSIONAL CARPET SYSTEMS, INC.



Date: 8/8/96                              /s/ Joseph R. Lunsford
     -----------------------------        ---------------------------------
                                          By: Joseph R. Lunsford, President

                                   EXHIBIT I

                         REGISTRATION RIGHTS AGREEMENT

         THIS REGISTRATION RIGHTS AGREEMENT dated as of July 30, 1996 between SWISHER INTERNATIONAL, INC., a Nevada corporation ("Swisher"), Professional Carpet Systems, Inc., a Georgia corporation ("PCS") and Old Dixie Supply Company, a Georgia corporation ("ODS").

         The parties agree as follows:

         Section 1.       Definitions.  For purposes of this Agreement:

                  (a) "Common Stock" means Swisher's Common Stock, $.01 par value;

                  (b) "Holder" means PCS or ODS and any of its successors or assigns which hold Registrable Securities;

                  (c) "Registrable Securities" means (i) the 130,000 shares of Common Stock issued by Swisher to PCS and ODS pursuant to Paragraph 3.2 of the Asset Purchase Agreement effective July 1, 1996 by and between PCS, ODS and Swisher (the "Purchase Agreement") and (ii) any Common Stock of Swisher issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the 130,000 shares of Common Stock described above;

                  (d) "register," "registered," and "registration" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act of 1933, as amended (the "Act"), and the declaration or ordering of effectiveness of such registration statement or document; and

                  (e) The number of shares of "Registrable Securities then outstanding" shall be equal to the number of shares of Common Stock of Swisher outstanding which are, and the number of shares of Common Stock of Swisher issuable pursuant to then exercisable or convertible securities which upon issuance would be, Registrable Securities.

         Section 2.       Demand Registration.

                  (a) If at any time on and after July 31, 1997 or (i) if PCS or ODS sells or otherwise disposes of sufficient shares of Stock to pay any taxes which may become due and payable by PCS or ODS in connection with the transaction which is the subject of this Agreement; and/or (ii) if PCS or ODS is required to transfer shares in connection with an encumberance, pledge, placement of shares of Stock as collateral in any manner whatsoever to a third party creditor in satisfaction of a lien, security interest as collateral, corporate guarantee for any indebtedness or any liability whatsoever, Swisher receives a written request from Holders of at least 75% of the Registrable Securities then outstanding that Swisher file a registration statement under the Act covering the registration of Registrable Securities held by them, then Swisher shall, subject to the limitations of this Section 2, use its best efforts to effect within 45 days of such request or as soon as practicable thereafter, the registration under the Act of all Registrable Securities which such Holders have requested be registered and will keep such registration statement effective for a minimum of six months. Swisher shall be obligated to effect only one (1) registration pursuant to this Section 2(a).

                  (b) If the Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise Swisher as a part of their request made pursuant to this Section 2. The Holders shall (together with Swisher as provided in Section 3) enter into an underwriting agreement in customary form with a mutually acceptable underwriter or underwriters. Notwithstanding any other provision of this Section 2, if the managing underwriter advises the Holders in writing that marketing factors require a limitation of the number of shares to be underwritten, then the number of shares of Registrable Securities of the Holders that may be included in the underwriting shall be so limited pro rata.

         Section 3. "Piggyback" Rights. If (but without any obligation to do so) during the period of three years from the date hereof, Swisher proposes to register any Common Stock under the Act in connection with a public offering for cash proceeds payable in whole or in part to Swisher (other than with respect to a Registration Statement filed on Form S-8 or Form S-4 or such other similar form then in effect under the Act), Swisher shall, at such time, subject to the provisions of Section 6 and 7 hereof and upon request of the Holders who wish to participate, cause to be registered under the Act all of the Registrable Securities which the Holders have requested be registered; provided, however, if the managing underwriter of the public offering of shares proposed to be registered by Swisher advises the Holder in writing that marketing factors require a limitation of the number of shares to be underwritten, then the number of shares of Registrable Securities of the Holders that may be included in the underwriting shall be so limited pro rata.

         Section 4. Registration Procedure. Whenever required under this Agreement to effect the registration of any Registrable Securities, Swisher shall, as expeditiously as is reasonably possible:

                  (a) Furnish to the Holders of the Registrable Securities covered by such registration statement such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Registrable Securities owned by them.

                  (b) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Each selling Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

                  (c) Notify each holder of Registrable Securities covered by such registration statement, at any time when a prospectus relating thereto covered by such registration statement is required to be delivered under the Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

         Section 5. Furnish Information. The Holders shall promptly furnish to Swisher in writing such reasonable information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such securities as shall be required to effect the registration of their Registrable Securities.

         Section 6. Expenses of Registration. All of the foregoing expenses relating to the Registrable Securities incurred in connection with registration, filing or qualification pursuant to Section 2 of this Agreement, including (without limitation) all registration, filing and qualification fees, printers' bills, mailing and delivery expenses, accounting fees, and the fees and disbursements of counsel for Swisher and the Holders shall be borne Swisher. All expenses, other than underwriting discounts, relating to Registrable Securities incurred in connection with registration, filing or qualification pursuant to Section 3 of this Agreement, including (without limitation) all registration, filing and qualification fees, printers' bills, mailing and delivery expenses, accounting fees, and the fees and disbursements of counsel for Swisher and the Holder shall be borne by Swisher.

         Section 7. Indemnification and Contribution. In the event any Registrable Securities are included in a registration statement under this
Agreement:

                  (a) To the extent permitted by law, Swisher will indemnify and hold harmless each Holder, the officers and directors of each Holder, any underwriter (as defined in the Act) for such holder, and each person, if any, who controls such Holder or underwriter within the meaning of the Act or the Securities Exchange Act of 1934 (the "Exchange Act"), against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereto) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and Swisher will reimburse each such Holder, officer or director, underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Section 7(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of Swisher (which consent shall not be unreasonably withheld), nor shall Swisher be liable in any such case for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, preliminary prospectus or final prospectus or any amendment or supplement thereto in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such Holder, underwriter or controlling person; provided, further, however, that if any losses, claims, damages or liabilities arise out of or are based upon any untrue statement, alleged untrue statement, omission or alleged omission contained in any preliminary prospectus, and made in reliance upon and in conformity with written information furnished by such Holder expressly for use therein, which did not appear in the final prospectus, Swisher shall not have any such liability with respect thereto to such Holder, any person who controls such Holder within the meaning of the Act, or any director of such Holder, if such Holder delivered a copy of the preliminary prospectus to the person alleging such losses, claims, damages or liabilities and failed to deliver a copy of the final prospectus, as amended or supplemented if it has been amended or supplemented, to such person at or prior to the written confirmation of the sale to such person, provided that such Holder had an obligation to deliver a copy of the final prospectus to such person; and

                  (b) To the extent permitted by law, each selling Holder will indemnify and hold harmless Swisher, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls Swisher within the meaning of the Act, any underwriter and any other Holder selling securities in such registration statement or any of its directors or officers or any person who controls such Holder or underwriter, against any losses, claims, damages or liabilities (joint or several) to which Swisher or any such director, officers, controlling person, or underwriter or controlling person, or other such Holder or director, officer or controlling person may become subject, under the Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, if the untrue statement or omission or alleged untrue statement or omission in respect of which such loss, claim, damage or liability is asserted was made in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by Swisher or any such director, officer, controlling person, underwriter or controlling person, or other Holder, officer, director, or controlling person in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 7(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action, if such settlement is effected without the consent of the Holder (which consent shall not be unreasonably withheld); provided, further that the maximum liability of any selling Holder under this Section 7(b) in regard to any registration statement shall in no event exceed the amount of the proceeds received by such selling Holder from the sale of securities under such registration statement; provided, further, however, that if any losses, claims, damages or liabilities arise out of or are based upon an untrue statement, alleged untrue statement, omission or alleged omission contained in any preliminary prospectus which did not appear in the final prospectus, such seller shall not have any such liability with respect thereto to Swisher, any person who controls Swisher within the meaning of the Act, any officer of Swisher who signed the registration statement or any director of Swisher, if Swisher delivered a copy of the preliminary prospectus to the person alleging such losses, claims, damages or liabilities and failed to deliver a copy of the final prospectus, as amended or supplemented if it has been amended or supplemented, to such person at or prior to the written confirmation of the sale to such person, provided that Swisher had an obligation to deliver a copy of the final prospectus to such person.

                  (c) Promptly after receipt by an indemnified party under this Section 7 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 7, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel mutually satisfactory to the parties. An indemnified party shall have the right to retain its own counsel, however, the fees and expenses of such counsel shall be at the expense of the indemnified party, unless (i) the employment of such counsel has been specifically authorized in writing by the indemnifying party,
(ii) the indemnifying party has failed to assume the defense and employ counsel, or (iii) the named parties to any such action (including any impleaded parties) include both the indemnified party and the indemnifying party, and the indemnified party shall have been advised by such counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the indemnifying party (in which case the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party, it being understood, however, that the indemnifying party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys for all indemnified parties). The failure to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party under this Agreement.

                  (d) If the indemnification provided for in this Section 7 is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages or liabilities or actions in respect thereof referred to therein, then each indemnifying party shall in lieu of indemnifying such indemnified party contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or actions in such proportion as is appropriate to reflect the relative fault of Swisher, on the one hand, and selling Holders, on the other, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or actions as well as any other relevant equitable considerations, including the failure to give any required notice. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by Swisher, on the one hand, or by such selling Holders on the other, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto acknowledge and agree that it would not be just and equitable if contribution pursuant to this subparagraph
(d) were determined by pro rata allocation (even if all of the selling Holders were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subparagraph (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or actions in respect thereof referred to above in this subparagraph (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subparagraph (d), the amount the selling Holders shall be required to contribute shall not exceed the amount, if any, by which the total price at which the securities sold by each of them were offered to the public exceeds the amount of any damages which they would have otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, or other violation of law.
No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of fraudulent misrepresentation.

         Section 8.       Miscellaneous.

                  (a) Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the original parties hereto and each person who becomes a party hereto, and their respective heirs, personal representatives, successors and assigns.

                  (b) Notices. Except as otherwise provided herein, any notice, consent or request to be given in connection with any term or provision of this Agreement shall be deemed to have been given sufficiently if sent by hand, registered or certified mail, postage prepaid, facsimile transmission or courier (next day delivery), to Swisher or to PCS or ODS at their respective addresses as designated in, or from time to time pursuant to the Purchase Agreement.

                  (c) Integration. This Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereby and no party shall be bound by, nor shall any party be deemed to have made, any covenants, representations, warranties, undertakings or agreements except those contained in such entire Agreement. The section and paragraph headings contained in this Agreement are for the reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                  (d) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

                  (e) Amendment. This Agreement may be amended, changed, waived or terminated only in writing by Swisher, PCS and ODS.

                  (f) Governing Law. This Agreement and the rights and remedies of the parties hereto shall be governed by and construed in accordance with the laws of the State of Georgia.

         IN WITNESS WHEREOF, this Agreement has been executed effective as of the date first above written.

                                 SWISHER INTERNATIONAL, INC.


                                 By:        /s/
                                    --------------------------------------



                                 PROFESSIONAL CARPET SYSTEMS, INC.


                                 By:        /s/
                                    --------------------------------------


                                 OLD DIXIE SUPPLY COMPANY


                                 By:        /s/
                                    --------------------------------------





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